CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

June 9, 2026

Board of Managers

Paradyme Fund A II LLC

We hereby consent to the inclusion in the Offering Circular (or other associated documents) filed under Regulation A tier 2 on Forms 1-A, 1-A POS or 1-K of our reports dated April 20, 2026, with respect to the balance sheets of Paradyme Fund A II LLC as of December 31, 2025 and 2024 and the related statements of operations, shareholders’ equity/deficit and cash flows for the calendar years ended December 31, 2025 and 2024 and the related notes to the financial statements.

/s/ IndigoSpire CPA, PC

IndigoSpire CPA, PC

San José, CA